Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Channel: InSite

Timing: June

Approvals Tracking:  JD, KR, HK

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Voices in the media on the planned merger

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Overall, the intended merger between Huntsman and Clariant received positive coverage in global media. However, there were also some critical voices. We look into some of the most commonly stated reservations about the planned deal.

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The announcement of the merger between Huntsman and Clariant prompted a historically high coverage in the media around the globe and across all channels. The merger was widely welcomed by journalists. Media reports stressed that the merger would lead to a win-win situation and was backed by certain significant shareholders of both companies. Moreover, the planned deal was welcomed as the creation of a new leading specialty chemical company with expected benefits, such as an increased geographic footprint, significant cost savings, and additional value generation for all stakeholders, future growth potential and an expanded portfolio of products.

The positive reactions from both investors and analysts as well as from the stock markets contributed to positive media coverage. Analysts welcomed the deal and praised its market potential and synergies, both from a geographic and product perspective.

However, there were also some critical voices and potentially misleading statements. We address the three most common reservations.

Is it really a merger of equals? And who will really steer the new company?

One publication stressed the fact that in the new corporation, current Clariant shareholders will retain a share of 52 percent, which is substantially proportionate with the market capitalization of the companies, while current Huntsman shareholders will take a share of 48 percent, and therefore called the deal a “merger of almost equals.” Another publication went even further in claiming that Huntsman “is now becoming a wholly owned subsidiary.” On the other hand, more than one publication considered it as astonishing that the operational management of the merged group was apparently being put in the hands of the Americans. In this context one publication conveyed a concern that the co-determination rights of the employees may be restricted as the operational headquarters of the new corporation would be in the US.

These claims do not tell the full story about the proposed transaction. The truth is that there will be a well-balanced governance with Peter Huntsman acting as CEO of the new company and Hariolf Kottmann as Chairman of the Board of Directors. Jon Huntsman will become a member of the Board of Directors (Chairman Emeritus of the Board). Patrick Jany will be CFO of the new company. In addition to the CEO and CFO, Britta Fuenfstueck as well as Christian Kohlpaintner, together with other colleagues from Huntsman will be members of the Executive Committee, which will have equal representation from both Clariant and Huntsman. The Board of Directors of HuntsmanClariant will have 12 members, evenly split between Huntsman and Clariant. The deal will neither lead to a bigger Huntsman nor to a bigger Clariant, but to a new company which is also reflected in the new name

HuntsmanClariant. The strengths of both sides will be combined to create something really new — a global leader in specialty chemicals.

Do the two companies really match?

One publication pointed out that the transaction was no match made in heaven due to minimal overlap in activities, holding the view that the new company would have the character traits of a chemical conglomerate. Another publication also emphasized that there was little overlap between the product portfolios of the two companies. These statements raise the question whether the merger that will result in a new company with a broad portfolio is really a good match.

We believe a broad based portfolio provides many advantages. Several businesses can compensate for a weak phase in another business. Moreover, a broad portfolio is expected to enhance the new company’s competencies in research and development and innovation. It helps to determine the global trends of the future in several sectors and enables the company to supply them with good products. In addition, the portfolios of Huntsman and Clariant are complementary to each other, since chemical intermediates that, for the time being, Clariant has to buy from third parties will in the future be already in the portfolio of the new company.

The alternative would be to head towards a highly focused portfolio. In a recent interview Hariolf Kottmann explained the consequences: “Then we would have had to tear up Clariant into two or three parts and go down the American route: first selling the weakest business area, then the second-weakest, and work our way up until in the end there is a Clariant with 2 billion in turnover and one very profitable and strong business area, wait until it is really booming, and then sell — and then we would have been gone. But that is not what we want. We want to create a company that creates value for our shareholders, that provides a workplace for several thousand people in the world, and that manufactures products that can take our customers’ problems away, and make life simpler and more pleasant overall.”

Isn’t a merger of equals per se doomed to failure?

One news source raised the question of whether a merger of equals wasn’t doomed to fail, referring to many examples from industry in recent years, which mostly haven’t worked out.

It is true that if two cultures merge and both sides haven’t done their homework thoroughly, there will be a certain risk of failure. We do not believe this is at all true for Huntsman and Clariant. Crucial factors for success are a common understanding of the strategic direction of a new company, a mutual agreement about the future governance model and geographical set-up, a good cultural fit, and a complementary portfolio — all of which holds true for Clariant and Huntsman. If two cultures just clash, there will in fact be an ongoing fight in which, in the end, one will dominate the other. If on the other hand both parties share the intention of combining two cultures something new will emerge in which the best parts from both sides will sustain.

Media coverage on the merger: overall positive

If you have any questions, please send an email to Corporate Communications at insitefeedback@clariant.com

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Clariant, Huntsman, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.